UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

AMYRIS, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

03236M200

(CUSIP Number)

Barbara Hager

c/o Foris Ventures, LLC

751 Laurel Street #717

San Carlos, CA 94070

650-384-0240

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

COPY TO:

Jon M. Novotny, Esq.

c/o Goodwin Procter LLP

Three Embarcadero Center

San Francisco, CA 94111

(415) 733-6000

September 13, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Foris Ventures, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 96,051,761(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 96,051,761(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,051,761(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 28.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 73,935,024 shares of common stock, par value $0.0001 per share (“Common Stock”), of Amyris, Inc. (the “Company”) currently outstanding and held by Foris Ventures, LLC (“FV”), (ii) 20,070,701 shares of Common Stock issuable to FV upon conversion of the total amount of indebtedness outstanding (the “2019 Convertible Note”), including accrued and unpaid interest as of September 14, 2022, under that certain Amended and Restated Loan and Security Agreement, dated as of October 28, 2019 (as it may be further amended, restated or otherwise modified, the “2019 LSA”), by and among the Company, FV, as lender, and the other parties thereto; and (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of a warrant issued to FV on September 13, 2022 (the “2022 Warrant”) in connection with that certain Loan and Security Agreement, dated as of September 13, 2022 (as it may be amended, restated or otherwise modified, the “2022 LSA”), by and among the Company, FV, as lender, and the other parties thereto. As of September 14, 2022, 16,680,389 shares of Common Stock are issuable upon conversion of the 2019 Convertible Note in respect of an outstanding principal amount of $50.0 million and 3,390,367 shares of Common Stock are issuable upon conversion of accrued and unpaid interest of $10.2 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 Convertible Note bears interest at 6.0% per annum; interest is not payable until the maturity date of July 1, 2023. The Vallejo Ventures Trust U/T/A 2/12/96 (“VVT”), the member of FV, may be deemed to have sole power to vote and dispose of these securities, and L. John Doerr (“John Doerr”) and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of these securities.

(2)

The percentage calculation is based on a total of 343,518,886 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, (ii) 20,070,701 shares of Common Stock issuable to FV upon conversion of the 2021 Convertible Note and (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant.

1	NAME OF REPORTING PERSON The Vallejo Ventures Trust U/T/A 2/12/96
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 96,052,328 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 96,052,328 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,052,328 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.0%(2)
14	TYPE OF REPORTING PERSON OO

(1)

Consists of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,070,701 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 343,518,886 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, (ii) 20,070,701 shares of Common Stock issuable to FV upon conversion of the 20219 Convertible Note and (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant.

1	NAME OF REPORTING PERSON L. John Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 41,219(1)
	8	SHARED VOTING POWER 99,648,144(2)
	9	SOLE DISPOSITIVE POWER 41,219(1)
	10	SHARED DISPOSITIVE POWER 99,648,144(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,689,363(3)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 29.0%(4)
14	TYPE OF REPORTING PERSON IN

(1)	Consists of (i) 26,155 shares of Common Stock held by John Doerr and (ii) 15,064 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of September 14, 2022.
(2)

Consists of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,070,701 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, and (viii) 3,333,333 shares of Common Stock held by Perrara Ventures, LLC. John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara Ventures, LLC. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(3)

Consists of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,070,701 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC, (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara Ventures, LLC, (ix) 26,155 shares of Common Stock held by John Doerr, and (x) 15,064 shares of Common Stock issuable to Mr. Doerr upon exercise of options within 60 days of September 14, 2022. John Doerr is a trustee of VVT, which is the member of FV and Clarus, LLC. Mr. Doerr may be deemed to have shared power to vote and dispose of shares beneficially owned by FV, VVT and Clarus, LLC. The Managing Member of Kleiner Perkins Caufield & Byers XII, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. The Managing Member of KPCB XII Founders Fund, LLC is KPCB XII Associates, LLC, of which Mr. Doerr is the managing member. Mr. Doerr indirectly holds all of the membership interests in Perrara Ventures, LLC. Mr. Doerr disclaims beneficial ownership of all securities held by entities affiliated with him except to the extent of his pecuniary interest therein.

(4)

The percentage calculation is based on a total of 343,533,950 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, (ii) 20,070,701 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant and (iv) 15,064 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of September 14, 2022.

1	NAME OF REPORTING PERSON Ann Doerr
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 96,052,328 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 96,052,328 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,052,328 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.0%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,070,701 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant and (iv) 567 shares of Common Stock held directly by VVT. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 343,518,886 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, (ii) 20,070,701 shares of Common Stock issued or issuable to FV upon conversion of the 2019 Convertible Note and (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant.

1	NAME OF REPORTING PERSON Barbara Hager
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 99,395,309 (1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 99,395,309 (1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 99,395,309 (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 28.9%(2)
14	TYPE OF REPORTING PERSON IN

(1)

Consists of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,070,701 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note, (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant, (iv) 567 shares of Common Stock held directly by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, and (vi) 3,333,333 shares of Common Stock held by Perrara Ventures, LLC . Barbara Hager, the manager of FV and Clarus, LLC, may be deemed to have sole power to vote and dispose of these securities. VVT, the member of FV, may be deemed to have sole power to vote and dispose of these securities, and John Doerr and Ann Doerr, the trustees of VVT, and Barbara Hager, the special trustee of VVT, may be deemed to have shared power to vote and dispose of the securities held by FV and VVT.

(2)

The percentage calculation is based on a total of 343,518,886 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, (ii) 20,070,701 shares of Common Stock issuable to FV upon conversion of the 2019 Convertible Note and (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant.

This Amendment No. 4 (“Amendment No. 4”) to Schedule 13D amends the statement on Schedule 13D filed with the United States Securities and Exchange Commission on October 30, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1 (“Amendment No. 1”) thereto filed on August 28, 2018, Amendment No. 2 (“Amendment No. 2”) thereto filed on July 18, 2019 and Amendment No. 3 thereto filed on September 8, 2022 (together with the Original Schedule 13D, Amendment No. 1 and Amendment No. 2, the “Schedule 13D”), relating to the Common Stock. This Amendment No. 4 is being filed by Foris Ventures, LLC, Vallejo Ventures Trust, L. John Doerr, Ann Doerr, and Barbara Hager (“collectively, the “Reporting Persons”).

The Items below amend the information disclosed under the corresponding Items of the Schedule 13D as described below. Except as specifically provided herein, this Amendment No. 4 does not modify any of the information previously reported in the Schedule 13D.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is supplemented by the following:

On September 13, 2022, in connection with FV entering into the 2022 LSA, the Company issued to FV the 2022 Warrant to purchase up to 2,046,036 shares of Common Stock at an exercise price of $3.91 per share, with an exercise term of three years from issuance.

ITEM 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is supplemented by the following:

September 2022 Financing

On September 13, 2022, the Company, certain of the Company’s subsidiaries (the “Subsidiary Guarantors”) and FV, as lender, entered into the 2022 LSA to make available to the Company a secured term loan facility in an aggregate principal amount of up to $80 million, consisting of two tranches: a $30 million tranche drawn in full by the Company on September 13, 2022 (“Tranche A”) and a $50 million tranche to be drawn in full by the Company by or before September 30, 2022 (“Tranche B”). The Company intends to use the net proceeds for general corporate purposes.

Tranche A has a maturity date of April 15, 2023 and Tranche B has a maturity date of January 15, 2024 for the first $20 million principal amount and June 15, 2024 for the remaining $30 million principal amount (the “2022 Loan Maturity Date”). Loans under the 2022 LSA accrue interest at a rate of 7% per annum. Interest is due on the first business day of each month beginning with the month after the initial funding of the loan. All interest payments will be capitalized and added to the principal amount of the loan on each interest payment date.

The obligations under the 2022 LSA are (i) guaranteed by the Subsidiary Guarantors, and (ii) secured by a perfected security interest in substantially all of the assets of the Company and the Subsidiary Guarantors, in each case subject to certain limitations and exceptions.

Prepayment of the outstanding amounts under the 2022 LSA will be required upon the occurrence of a Change of Control and to the extent that the Borrowing Base (both as defined in the 2022 LSA) exceeds the outstanding principal amount of the loans under the 2022 LSA. In addition, the Company may at its option prepay the outstanding principal amount of the loans under the 2022 LSA before the Maturity Date without the incurrence of a prepayment fee. An additional 3% interest applies if the Company fails to pay the principal when due. The foregoing description of the 2022 LSA is a summary and is qualified in its entirety by reference to the 2022 LSA, which is filed hereto as Exhibit EE and is incorporated herein by reference.

In addition, in connection with entry into the 2022 LSA, on September 13, 2022, the Company issued to FV the 2022 Warrant to purchase up to 2,046,036 shares of Common Stock at an exercise price of $3.91 per share, with an exercise term of three years from issuance. The foregoing description of the 2022 Warrant is a summary and is qualified in its entirety by reference to the 2022 Warrant, which is filed hereto as Exhibit DD and is incorporated herein by reference.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a)-(b)

The following sets forth, as of the date of this statement, the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on a total of 343,518,886 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, (ii) 20,070,701 shares of Common Stock issued or issuable to FV upon conversion of the 2019 Convertible Note as of September 14, 2022 and (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant.

For the purposes of calculating John Doerr’s beneficial ownership only, the percent of class set forth below is based on a total of 343,533,950 shares of Common Stock, which amount consists of (i) 321,402,149 shares of Common Stock issued and outstanding as of August 4, 2022 based on the Company’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2022, (ii) 20,070,701 shares of Common Stock issued or issuable to FV upon conversion of the 20219 Convertible Note as of September 14, 2022, (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant and (iv) 15,064 shares of Common Stock issuable to John Doerr upon the exercise of stock options exercisable for Common Stock within 60 days of September 7, 2022.

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
FV	96,051,761	28.0%	96,051,761	0	96,051,761	0
VVT	96,052,328	28.0%	96,052,328	0	96,052,328	0
John Doerr	99,689,363	29.0%	41,219	99,648,144	41,219	99,648,144
Ann Doerr	96,052,328	28.0%	0	96,052,328	0	96,052,328
Barbara Hager	99,395,309	28.9%	99,395,309	0	99,395,309	0

The securities reported herein consist of (i) 73,935,024 shares of Common Stock currently outstanding and held by FV, (ii) 20,070,701 shares of Common Stock issuable upon conversion of the 2019 Convertible Note, (iii) 2,046,036 shares of Common Stock issuable to FV upon exercise of the 2022 Warrant, (iv) 567 shares of Common Stock held by VVT, (v) 9,648 shares of Common Stock held by Clarus, LLC, (vi) 248,304 shares of Common Stock held by Kleiner Perkins Caufield & Byers XII, LLC and (vii) 4,531 shares of Common Stock held by KPCB XII Founders Fund, LLC, (viii) 3,333,333 shares of Common Stock held by Perrara, (ix) 26,155 shares of Common Stock held by John Doerr, and (x) 15,064 shares of Common Stock issuable to John Doerr upon exercise of options within 60 days of September 14, 2022.

As of September 14, 2022, 16,680,389 shares of Common Stock are issuable upon conversion of the 2019 Convertible Note in respect of an outstanding principal amount of $50.0 million and 3,390,367 shares of Common Stock are issuable upon conversion of accrued and unpaid interest of $10.2 million, reflecting a fixed conversion price of $3.00 per share of Common Stock. Barbara Hager, the manager of FV, may be deemed to have sole power to vote and dispose of these securities. The 2019 Convertible Note bears interest at 6.0% per annum; interest is not payable until the maturity date of July 1, 2023.

(c)	Except as set forth in Item 4 above, the Reporting Persons have not effected any transaction in the Common Stock during the past 60 days.

(d)	Except as set forth in Item 4 above, no person is known to have the right to receive dividends from, or the proceeds from, the sale of shares identified pursuant to Item 1.

(e)	Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The information set forth under Items 3, 4 and 5 and the agreements set forth on the Exhibit attached hereto are incorporated herein by reference. Other than as described herein and in the Schedule 13D, to the best of the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between each Reporting Person and any person, with respect to the securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, including any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities other than standard default and similar provisions contained in loan agreements.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit	Description

DD	Common Stock Purchase Warrant issued September 13, 2022 by the Company to Foris Ventures, LLC (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K filed on September 13, 2021)

EE	Loan and Security Agreement dated September 13, 2022, by and among the Company, the Subsidiary Guarantors and Foris Ventures, LLC(incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed on September 13, 2021)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: September 15, 2022

FORIS VENTURES, LLC

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Manager

VALLEJO VENTURES TRUST

By:	/s/ Barbara Hager
Name:	Barbara Hager
Title:	Special Trustee

L. JOHN DOERR

By:	/s/ L. John Doerr, by Barbara Hager as his attorney in fact

ANN DOERR

By:	/s/ Ann Howland Doerr, by Barbara Hager as her attorney in fact

BARBARA HAGER

By:	/s/ Barbara Hager